Exhibit 99.2

PROXY FOR REGISTERED HOLDERS OF COMMON SHARES

This proxy is being solicited by management of Student Transportation Inc. (the “Issuer”) from holders of common shares of the Issuer (“Shareholders”) for use in connection with the annual meeting (the “Meeting”) of Shareholders to be held on Thursday, November 6, 2014, at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, at the hour of 2:00 p.m. (Toronto time). Reference is made to the accompanying management information circular of the Issuer dated September 23, 2014 (the “Circular”) for further information.

The undersigned Shareholder of the Issuer hereby appoints DENIS GALLAGHER or, failing him, PATRICK WALKER (or instead of either of them …………..……………………………………), as proxy of the undersigned to attend and vote at the Meeting and at any adjournment thereof, with full power of substitution and with all the powers which the undersigned could exercise if personally present and with authority to vote at the said proxyholder’s discretion unless herein otherwise specified. The said proxyholder is hereby specifically directed to:

1.	VOTE FOR □ or WITHHOLD FROM VOTING ON □ the election of Denis Gallagher as a member of the Issuer’s board of directors;
2.	VOTE FOR □ or WITHHOLD FROM VOTING ON □ the election of Irving Gerstein as a member of the Issuer’s board of directors;
3.	VOTE FOR □ or WITHHOLD FROM VOTING ON □ the election of Kenneth Needler as a member of the Issuer’s board of directors;
4.	VOTE FOR □ or WITHHOLD FROM VOTING ON □ the election of Grace Palombo as a member of the Issuer’s board of directors;
5.	VOTE FOR □ or WITHHOLD FROM VOTING ON □ the election of George Rossi as a member of the Issuer’s board of directors;
6.	VOTE FOR □ or WITHHOLD FROM VOTING ON □ the election of David Scopelliti as a member of the Issuer’s board of directors;
7.	VOTE FOR □ or WITHHOLD FROM VOTING ON □ the election of Victor Wells as a member of the Issuer’s board of directors;
8.	VOTE FOR □ or WITHHOLD FROM VOTING ON □ the election of Wendi Sturgis as a member of the Issuer’s board of directors; and
9.	VOTE FOR □ or WITHHOLD FROM VOTING ON □ the re-appointment of Ernst & Young LLP as the auditors of the Issuer and the authorization of the Issuer’s board of directors to fix such auditors’ remuneration.

DATED this _______ day of __________________________, 2014.

_______________________________________________________
Name of Shareholder

______________________________________________________
Signature of Shareholder

NOTE:

1.	The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions noted hereon on any ballot that may be called for. In the absence of instructions to the contrary, the shares will be voted “FOR” the above-mentioned items. Management of the Issuer presently knows of no matters to come before the Meeting other than the matters identified in the notice of the Meeting. If any matters that are not known should properly come before the Meeting, the shares will be voted on such matters in accordance with the best judgment of the said proxyholder.
2.	To vote this proxy, the Shareholder must sign in the space provided on this form. Please sign exactly as the name appears hereon and in which the shares are registered. If the Shareholder is a corporation, the proxy should be executed by duly authorized officers and its corporate seal must be affixed. If this proxy is not dated in the space provided, the proxy shall be deemed to bear the date on which it was mailed by or on behalf of management of the Issuer.
3.	The Shareholder has the right to appoint a person, other than the persons designated, to attend, vote and act for the Shareholder and on the Shareholder’s behalf at the Meeting. Such right may be exercised by striking out the names of the specified persons and inserting the name of such other person in the space provided.
4.	This proxy revokes all prior proxies given by the Shareholder represented by this proxy and may be revoked at any time before it has been exercised.
5.	Reference should be made to the Circular, which accompanies the notice of Meeting, for a full explanation of the rights of Shareholders regarding completion and use of this proxy and other information pertaining to the Meeting.